UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month

January 2004

Commission File Number

0-24096

QUEENSTAKE RESOURCES LTD.

Suite 405 - 555 Sixth Street, New Westminster, B.C. V3L 5H1

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [X]   Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]        No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release NR2004-1 January 12, 2004

DESCRIPTION:

Queenstake reports 2003 fourth quarter and second half production

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      QUEENSTAKE RESOURCES LTD.

                                                (Registrant)

Date  January 13, 2004

By                                   "Doris Meyer"

                                        (Signature)

                             Doris Meyer, Corporate Secretary

                                    Queenstake Resources Ltd.

News Release 2004-01

January 12, 2004

TSX - QRL - Queenstake Resources Ltd.

SEC file number 0-24096

QUEENSTAKE REPORTS 2003 FOURTH QUARTER

AND SECOND HALF PRODUCTION

Denver, Colorado - January 12, 2004 - Queenstake Resources Ltd. (TSX:QRL) reports that gold production at its 100% owned Jerritt Canyon property in Nevada totaled 150,001 ounces for the second half of 2003. As previously reported , 81,590 ounces were produced in the third quarter, while 68,411 ounces were produced in the fourth quarter. Jerritt Canyon production for 2003 totaled 302,096 ounces, of which 152,095 ounces were to the account of the previous owners and 150,001 were to Queenstake's account. Production since Queenstake acquired the property on June 30th 2003 was 152,332 ounces, 2,331 ounces of which were for the account of the previous owners.

Production was negatively affected during December by the unusually early and severe onset of winter conditions at the mine site, which reaches altitudes of over 7 , 5 00 feet in the Independence Mountain Range of North Eastern Nevada. In addition to heavy precipitation as snow, some three times average for the month, frequent high wind events caused severe drifting at the mine sites and on the haul roads. Adverse snow conditions not only block haul roads but also add unwanted moisture to the ore, causing ore dryer constraints.  Grade control is also affected by snow, which prevents the separate stockpiling of small quantities of material while grade is determined.

Average gold price realized in the second half was $ 377 per ounce and for the fourth quarter $ 391 per ounce. Total costs in the fourth quarter were at budgeted levels but the relatively low fourth quarter production led to higher unit cash operating costs of $ 298 per ounce for the quarter and $ 270 per ounce for the second half.

Engineering staff at the mine are currently incorporating recent drill results and engineering studies into an end of year reserve estimate, the results of which will be reviewed by independent consultants and will be available in early February.

The Company also reports that it has paid down its senior debt by $10 million , consisting of $5 million in scheduled payments and $5 million in additional payments comprising cash sweeps and voluntary prepayments, to a current balance of approximately US$10 million.  The original debt, drawn on July 8, 2003 was US$20 million .

Queenstake CEO Chris Davie said, "Management and the operating crew at Jerritt Canyon have done a magnificent job in maintaining production under very difficult circumstances.  In spite of the severe weather, Jerritt Canyon has again proven it is capable of producing in excess of 300,000 ounces per year.    As a consequence of this effort, together with the inflow of cash from the exercise of warrants, we have been able to essentially double our scheduled debt repayments. Looking forward to 2004, we believe production will be maintained at comparable levels and that cash operating costs will be in the $250 per ounce range."

Queenstake is a Canadian corporation based in Denver, Colorado that has traded on the Toronto Stock Exchange for more than twenty years.   In 2003 it acquired the Jerritt Canyon  property from the AngloGold /Meridian Joint Venture. The Jerritt Canyon property consists of four operating underground mines and stockpiles that feed a 1.5 million ton per year processing facility.  Jerritt Canyon has consistently produced more than 300,000 ounces of gold in each of the past twenty years and since 1999 , from underground sources.  The four operating mines are located within a contiguous 100 square mile land package that represents some of the most exciting gold exploration ground in Nevada.

For further information call:

John Haigh 303-297-1557 ext. 105

1- 800-276-6070

Email - info@queenstake.com web - www.queenstake.com

Forward-Looking Statements - This news release contains "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake's future plans are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

The TSX has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.